Letterhead of Jackson Walker L.L.P.




                                January 19, 2004



United States Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 04-08
Washington, D.C.  20549

Attn:    Michael Volley, Staff Accountant

         Re:      Form 8-K filed 10/20/04; File No. 33-15096

Dear Madam or Sir:

         Telestone Technologies Corporation (the "Company") is in receipt of the Staff's Letter of Comments (the "Letter") dated December 22, 2004 with regard to its Current Report on Form 8-K (the "Report") as filed with the Commission on October 20, 2004. The Company's responses to the Staff's comments are set forth below, with each below numbered response corresponding to the similarly numbered comment found in the Letter:

         1. The Company has filed an amendment to the Report to include therein an unqualified statement that the Company's former accountant, Williams & Webster, P.S. was dismissed as a result of the change in control of the Company that occurred in August 2004, as reported on a Current Report on Form 8-K filed with the Commission on August 26, 2004.

         2. The Report has been amended to include a statement that the decision to change accountants was approved by the Company's Board of Directors.

         3.-5. With regard to comments 3 through 5 as set forth in the Letter, the Staff is supplementally advised that the Report has been amended to delete all references to a reportable event under Item 304(a)(1)(iv)(B) of Regulation S-B. The Staff is further advised that no reportable event occurred, as the effect upon the Company's internal controls as a result of its prior bankruptcy was only applicable to the internal controls of Company prior to its change in control in August 2004. As a result of the exchange transaction with Success Million International, Ltd. ("SMI") in August 2004, SMI became the accounting survivor for reporting purposes. For the periods referenced in the Report, there were no reportable events for SMI and thus the Company.



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United States Securities and Exchange Commission
January 19, 2004
Page 2



         6. The Report has been amended to disclose that the firm of Moores Rowland Mazars, Chartered Accountants/Certified Public Accountants of Hong Kong were engaged as the Company's independent registered public accounting firm on October 18, 2004.

         7. The Staff is supplementally advised that the Company did not have any consultations with its new independent public accounting firm of the nature referenced in Comment 7 of the Letter that would require disclosure pursuant to the requirements of Item 304 of Regulation S-B.

         8. The Staff is supplementally advised that as no reportable event under Item 304 (a)(1)(iv)(B) of Regulation S-B has occurred, the Company is of the position that its disclosure regarding internal controls and procedures in its periodic reports was effective.

         9. As the Company is of the  position  that no  reportable  event under
Item 304(a)(1)(iv)(B) exists, the Staff is supplementally advised that no disclosure regarding changes in the Company's internal controls and procedures over financial reporting was required to be disclosed in its periodic reports.

         The Company hopes that the foregoing is responsive to the Staff's comments. Should the Staff have additional comments or questions, please do not hesitate to direct same to both the Company and the undersigned.

                                                     Very truly yours,

                                                     /s/ George L. Diamond

                                                     George L. Diamond

cc:      Han Daqing, Chief Executive Officer